United Financial
Bancorp, Inc.

December 16, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Katelyn Donovan

Re:          United Financial Bancorp, Inc.
Registration Statement on Form S-3
Filed with the SEC on November 4, 2016
CIK:  0001501364
Request for Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the general Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the above-captioned Registration Statement, United Financial Bancorp, Inc. (the "Company") hereby requests that the above-captioned Registration Statement be declared effective at 4:31p.m. Eastern Standard Time on Tuesday, December 20, 2016 or as soon thereafter as practicable.

In making the foregoing request, we hereby acknowledge on behalf of the Company that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securties and Exchange Commission
December 16, 2016

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Please contact the undersigned (860-291-3722) or the Bank's counsel, William W. Bouton III at (860) 331-2626, with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Mark F. Doyle
Mark F. Doyle
Senior Vice President, Director of Accounting

cc: William W. Bouton III